

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Via E-mail
Christopher D. Brady
President
Chart Acquisition Corp.
c/o The Chart Group, LLC
75 Rockefeller Plaza, 14th Floor
New York, NY 10019

> **Re: Chart Acquisition Corp.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed July 17, 2012**
> **File No. 333-177280**

Dear Mr. Brady:

        We have reviewed your responses to the comments in our letter dated May 3, 2012 and have the following additional comments.

Management's Discussion and Analysis, page 67

Results of Operations and Known Trends or Future Events, page 68

1. Please expand your discussion in the second paragraph to also disclose the fact that you may take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) until the first to occur of the date you (i) are no longer an "emerging growth company" or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B). Clarify the fact that, upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently-issued accounting standard.

2. As a related matter, please refer to the discussion of the extended transition period under Risk Factor, "We are an 'emerging growth company' and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive," on page 49. Please expand that discussion also to provide a cross-reference to Management's Discussion and Analysis – Results of Operations and Known Trends or Future Events for a further discussion of this exemption.

Notes to Financial Statements, page F-7

3. Please include note disclosure regarding the unaudited interim financial statements as to whether all adjustments, of a normal recurring nature, in the opinion of management, necessary to a fair statement have been made. See Rule 10-01(b)(8) of Regulation S-X.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via e-mail
        Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP